MAG SILVER CORP.
Suite 328, 550 Burrard Street
Vancouver, British Columbia  V6C 2B5

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at the offices of Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 at 2:00 p.m. (Pacific time) on Friday, May 9, 2008 for the following purposes:

1.	To receive the report of the directors of the Company;

2.	To receive the audited financial statements of the Company for the financial year ended December 31, 2007 and accompanying report of the auditor;

3.	To set the number of directors of the Company at seven;

4.	To elect the directors of the Company for the ensuing year;

5.	To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

6.	To approve the Amendment and Restatement of the Stock Option Plan (2007) of the Company; and

7.	To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.  A copy of the Amendment and Restatement of the Stock Option Plan (2007)  may be inspected at the registered office of the Company, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 during statutory business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 2:00 p.m. (Pacific time) on Wednesday, May 7, 2008 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia April 4, 2008.

MAG SILVER CORP.

“Daniel MacInnis”
_____________________________
Daniel MacInnis
President